Aisha Adegbuyi and Susan Block
Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

October 31, 2024

Re:	StartEngine Crowdfunding, Inc.
Offering Statement on Form 1-A
File No. 024-12506

Dear Ms. Adegbuyi and Ms. Block

On behalf of StartEngine Crowdfunding, Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Friday, November 1, 2024, or as soon thereafter as is practicable.

Sincerely,

/s/ Howard Marks
Howard Marks
Chief Executive Officer
StartEngine Crowdfunding, Inc.

cc: Jamie Ostrow

CrowdCheck Law LLP